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19006037

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
8-69709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Yuki-Co, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2173 Walker Lane
(No. and Street)

Salt Lake City	UT	84117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tad Bull 917-923-9649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffrey Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Yuki-Co, LLC., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MICHELE K. LEMMON
Notary Public State of Utah
My Commission Expires on:
March 23, 2021
Comm. Number: 694535

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YUKI-CO, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

YUKI-CO, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

TABLE of CONTENTS

Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Yuki-Co, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Yuki-Co, LLC as of December 31, 2018, the related statements of operation, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Yuki-Co, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Yuki-Co, LLC's management. Our responsibility is to express an opinion on Yuki-Co, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Yuki-Co, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Yuki-Co, LLC's financial statements. The supplemental information is the responsibility of Yuki-Co, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 26, 2019

We have served as Yuki-Co, LLC's auditor since 2018

YUKI-CO, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

CURRENT ASSETS

Cash	$ 35,096
Other Assets	1,617
TOTAL ASSETS	$ 36,713

LIABILITIES AND MEMBERS EQUITY

Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 3,898
Total current liabilities	3,898
Member's Equity	32,815
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 36,713

The accompanying notes are an integral part of the financial statements

YUKI-CO, LLC

STATEMENT OF OPERATIONS

For the year ending December 31, 2018

Revenues:	$ -
Expenses:	
Regulatory Fee	4,135
Operating Expense	1,023
Professional Fee	3,966
Total Expenses	9,124
Net Loss	$ (9,124)

The accompanying notes are an integral part of the financial statements

YUKI-CO, LLC

STATEMENT OF CHANGE IN MEMBER'S EQUITY

For the year ending December 31, 2018

	Total Member's equity
Balance – December 31, 2017	$ 1,237
Member contribution	40,702
Net (loss)	(9,124)
Balance – December 31, 2018	$ 32,815

The accompanying notes are an integral part of the financial statements

YUKI-CO, LLC

STATEMENT OF CASH FLOWS

For the year ending December 31, 2018

Cash Flow from Operating Activities	
Net Loss	$(9,124)
Adjustments to Reconcile Net Loss to	
Net Cash used in Operating Activities;	
Change in Operating Assets and Liabilities:	
Increase in Accounts Payable	3,898
Increase in Other Assets	(380)
Net Cash Used In Operating Activities	(5,606)
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	
Member's Contribution	40,702
Net Cash Provided by Financing Activities	40,702
Net Increase in Cash	35,096
Cash – Beginning of Year	-
Cash – Ending of Year	$ 35,096
Supplemental Disclosure	
Income Tax Payment	$ -
Interest Expense Paid	$ -

The accompanying notes are an integral part of the financial statements

YUKI-CO, LLC

Notes to Financial Statements

For the year ending December 31, 2018

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Yuki - Co, LLC ("Yuki-Co") has been organized as a Utah based limited liability company. Yuki-Co will carry on business as a limited purpose broker-dealer focusing initially on (a) private offerings acting as a placement agent, and (b) third-party marketing of alternative investment funds ("Financial Securities"). Due to the limited business activities of the Firm, it intends on operating under a k(2)(i) exemption from SEC Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company was granted a FINRA Broker Dealer license on November 15, 2018.

Revenue recognition

The Company received its FINRA membership in November of 2018 and has had no securities related revenue during 2018.

The Company will recognize revenue from placement fees upon completion of the placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered. Commission income and related expense are recorded on a trade date basis. There is no material difference between settlement date and trade date.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company has no income tax returns in the U.S. federal jurisdiction and in state and local jurisdictions.

NOTE 3. INCOME TAXES

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2018.

NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has a space sharing, agreement with BC Consulting LLC, a company related through common ownership and pays $250 a month rent that will start in January 1, 2019. The agreement is month-to-month.

NOTE 5. COMPUTATION OF EXCESS NET CAPITAL

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1 "), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2018, the Company had a net capital of $31,197 and a minimum net capital requirement of $5,000. This resulted in a total excess net capital of $26,197.

NOTE 6. CONTINGENTCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2018, the Company was not involved in any significant litigation.

NOTE 7. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 26, 2019, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2018.

SUPPLEMENTARY INFORMATION

YUKI-CO, LLC

Net Capital Computation Rule 15c3-1

December 31, 2018

Member's Equity	$ 32,815
Deduction for non-allowable assets	
Total non-allowable assets	$ 1,617
Net Capital	$ 31,198
Total Aggregate Indebtedness	$ 3,898
Computation of basic net capital requirements:	
Minimum net capital requirements of 8:1 (first year) of the aggregate indebtedness of $ 3,898	$ 487
Statutory minimum net capital	$ 5,000
Net capital requirement (greater of the minimum calculation or the statutory minimum)	$ 5,000
Excess net capital (net capital less net capital required)	$ 26,197
Excess Net Capital @ 120%	$ 25,197
Ratio of aggregate indebtedness to net capital	0.125:1

Statement Pursuant to Rule 17a-5(d)(4)
There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited PartIIA of Form X-17A-5A filed as of December 31,2018.

YUKI-CO, LLC

2173 Walker Lane
Salt Lake City, UT 84117

Yuki-Co, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17C.F.R. §240.15c3-3 under exemption (k)(2)(i) of the rule.

(2) The Company had no obligations under 17 C.F.R.§240.15c3-3 under exemption (k)(2)(i) of the rule, throughout the most recent fiscal year without exception.

Yuki-Co, LLC

I, Jeffrey Collett, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Jeffrey Collett, Managing Member

February 23,2019

Haynie &
Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Yuki-Co, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Yuki-Co, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Yuki-Co, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Yuki-Co, LLC stated that Yuki-Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Yuki-Co, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Yuki-Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 26, 2019